Exhibit 99.2

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Throughout this Management’s Discussion and Analysis of Financial Condition and results of Operation (“MD & A”) we refer to Fiesta Restaurant Group, Inc. as “Fiesta Restaurant Group” and, together with its consolidated subsidiaries, as “we”, “our” and “us” unless otherwise indicated or the context otherwise requires.

We own and operate two quick-casual restaurant brands, Pollo Tropical and Taco Cabana, through our wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries (collectively “Taco Cabana”). We were incorporated in April 2011. In May 2011, Carrols Corporation (“Carrols” or “Parent Company”) contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of its outstanding capital stock and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. Carrols is a wholly owned subsidiary of Carrols Restaurant Group, Inc., a publicly traded company (“Carrols Restaurant Group”). The management’s discussion and analysis of financial condition and results of operations discussed below has been prepared as if Fiesta Restaurant Group was in existence for all periods presented.

We use a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to the fiscal years ended January 1, 2012, January 2, 2011 and January 3, 2010 will be referred to as the years ended December 31, 2011, 2010 and 2009, respectively. The years ended December 31, 2011 and 2010 each consisted of 52 weeks. The year ended December 31, 2009 consisted of 53 weeks.

The following MD&A is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with our Consolidated Financial Statements and the accompanying financial statement notes. The overview provides our perspective on the individual sections of MD&A, which include the following:

Company Overview—a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations—a description of recent events that affect, and future events that may affect, our results of operations.

Executive Summary—an executive review of our financial results for the year ended December 31, 2011.

Results of Operations—an analysis of our results of operations for the years ended December 31, 2011, 2010 and 2009 including a review of the material items and known trends and uncertainties.

Liquidity and Capital Resources—an analysis of historical information regarding our sources of cash and capital expenditures, the existence and timing of commitments and contingencies, changes in capital resources and a discussion of cash flow items affecting liquidity.

Application of Critical Accounting Policies—an overview of accounting policies requiring critical judgments and estimates.

Effects of New Accounting Standards—a discussion of new accounting standards and any implications related to our financial statements.

Forward Looking Statements—cautionary information about forward-looking statements and a description of certain risks and projections.

Company Overview

We own and operate two quick-casual restaurant brands, Pollo Tropical® and Taco Cabana®, which we acquired in 1998 and 2000, respectively. Our Pollo Tropical restaurants offer a wide selection of tropical and

Caribbean-inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our differentiated brands are positioned within the quick-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients, food quality, decor and service more typical of casual dining restaurants. As of January 1, 2012, our company-owned restaurants included 91 Pollo Tropical restaurants and 158 Taco Cabana restaurants.

We are franchising our Pollo Tropical restaurants and as of January 1, 2012 we had 31 franchised restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, the Bahamas, Venezuela and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. Although we are not actively franchising our Taco Cabana restaurants, we had five Taco Cabana franchised restaurants at January 1, 2012 located in the United States.

The following is an overview of the key financial measures discussed in our results of operations:

•

Restaurant sales consist of food and beverage sales, net of discounts, at our company-owned and operated restaurants. Restaurant sales are influenced by menu price increases, new restaurant openings, closures of restaurants and changes in comparable restaurant sales. Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. For purposes of calculating the changes in comparable restaurant sales for 2009, a 53-week year, we have excluded restaurant sales for the extra week of 2009.

•

Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the sales mix of items sold and the effectiveness of our restaurant-level controls to manage food and paper costs. Key commodities, including chicken and beef, are generally purchased under contracts for future periods up to one year.

•

Restaurant wages and related expenses include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and related benefits. Payroll and related benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and state unemployment insurance.

•	Restaurant rent expense includes base rent and contingent rent on our leases characterized as operating leases, reduced by the amortization of gains on sale-leaseback transactions.

•	Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are utilities, repairs and maintenance, real estate taxes and credit card fees.

•	Advertising expense includes all promotional expenses including television, radio, billboards and other sponsorships and promotional activities.

•

General and administrative expenses are comprised primarily of (1) salaries and expenses associated with the development and support of our brands and the management oversight of the operation of our restaurants; (2) legal, auditing and other professional fees and stock-based compensation expense; and (3) allocated costs based on our pro-rata share of Carrols’ expenses for executive management, administrative support services and stock-based compensation expense.

•

Adjusted Segment EBITDA, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and expense and gains and losses on the extinguishment of debt. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

•

Depreciation and amortization primarily includes the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in our restaurants, and depreciation of assets under lease financing obligations.

•

Impairment and other lease charges are determined through our assessment of the recoverability of property and equipment and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. A potential impairment charge is evaluated whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Lease charges are recorded for our obligations under the related leases for closed locations net of estimated sublease recoveries.

•

Interest expense, subsequent to August 5, 2011 consists of interest expense associated with our $200 million of 8.875% Senior Secured Second Lien Notes due 2016 (the “Fiesta Notes”), borrowings under our senior secured bank credit facility, the amortization of deferred financing costs, imputed interest expense on leases entered into in connection with sale-leaseback transactions which are accounted for as lease financing obligations and any gains and losses from the settlement of lease financing obligations. Prior to August 5, 2011, interest expense included an allocation of interest expense due to Carrols, based on amounts due to Carrols in each respective period.

Recent and Future Events Affecting our Results of Operations

Spin-off of Fiesta Restaurant Group

On February 24, 2011 Carrols Restaurant Group announced its intention to split its businesses into two separate, publicly-traded companies through the tax-free spin-off of the common stock of Fiesta Restaurant Group to its stockholders in the form of a pro rata dividend, which we refer to as the “spin off”. Upon the consummation of the spin-off, we would continue to own and operate our Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group would continue to own and operate its franchised Burger King restaurants through its subsidiaries Carrols and Carrols LLC.

We believe that the proposed spin-off will enable each company to better focus on its respective opportunities as well as to pursue its own distinct operating plan and growth strategy. The completion of the spin-off is conditioned on, among other things, final approval of our Board of Directors, receipt of a favorable private letter tax ruling from the Internal Revenue Service (the “IRS”), which has been received, the effectiveness of a Registration Statement on Form 10 filed with the SEC with respect to the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and final listing approval of our common stock on the NASDAQ Global Market. Although we expect to complete the spin-off in April 2012, there can be no assurance that we will complete the spin-off by then or at all.

Our historical consolidated financial information does not reflect all of the costs and expenses that will be incurred by us as an independent company, including, but not limited to, costs related to being a public company, directors and officers life insurance and other governance related costs, external audit costs and investor relations expenses. We expect that our overall costs will increase as a result of the spin-off.

Refinancing of Outstanding Indebtedness

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay all related fees and expenses.

On August 5, 2011 we sold $200 million of Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing. Effective with the issuance of the Fiesta Notes, amounts due to Carrols at August 5, 2011 were repaid and we will be independently funding our operations including payment to Carrols for our pro-rata share for executive management and administrative support provided by Carrols to us.

In connection with the sale of $200 million of the Fiesta Notes, we and certain of our subsidiaries entered into a registration rights agreement dated as of August 5, 2011, with Wells Fargo Securities, LLC and Jefferies & Company, Inc. In general, the registration rights agreement provides that we and certain of our subsidiaries agreed to file, and cause to become effective, a registration statement with the SEC in which we offer the holders of the Fiesta Notes the opportunity to exchange such notes for newly issued notes that have terms which are identical to the Fiesta Notes that are registered under the Securities Act of 1933, as amended, which we refer to as the “exchange notes”. Under the registration rights agreement, we will be required to file a registration statement for the exchange notes with the SEC within 270 days of August 5, 2011 and will be required to consummate the exchange of the Fiesta Notes for exchange notes within 360 days of August 5, 2011.

Lease Financing Obligations

We have previously entered into sale-leaseback transactions where Carrols Restaurant Group or Carrols guaranteed our related lease payments on an unsecured basis for 66 restaurants, or is the primary lessee on five of our restaurant leases. Such leases have been accounted for as financing leases in our standalone consolidated financial statements because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40, which precludes sale-leaseback accounting in our consolidated standalone financial statements. Under the financing method, the assets remain on our balance sheet and continue to be depreciated and the proceeds we received from these transactions are recorded as a lease financing obligation. Rental payments under these leases are recorded as payments of imputed interest and deemed principal on the underlying financing obligations, rather than rent expense.

Upon the completion of the spin-off, we expect that a significant number of these financing leases will qualify for sale-leaseback accounting treatment by either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off or, with respect to the leases in which guarantees remain, or where Carrols is the primary lessee on a limited number of our restaurant leases, the elimination of the conditions that resulted in the treatment as financing leases. Upon the completion of the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination, in accordance with ASC 840-40, of the related party relationship with Carrols. As a result of these leases qualifying for sale-leaseback treatment, we expect that our lease financing obligations would have been reduced by $114.1 million and assets subject to lease financing obligations would be reduced by $81.6 million at January 1, 2012 if the spin-off had been completed at that date.

Future Restaurant Closures

We evaluate the performance of our restaurants on an ongoing basis including an assessment of the current and future operating results of the restaurant and the cost of any necessary future capital improvements. We may elect to close restaurants based on such evaluation. In 2011 we closed two underperforming Pollo Tropical restaurants and one underperforming Taco Cabana restaurant. We currently anticipate the closing of two to four Pollo Tropical and Taco Cabana restaurants in 2012.

We do not believe that the future impact on our consolidated results of operations from such restaurant closures will be material, although there can be no assurance in this regard. Our determination of whether to close restaurants in the future is subject to further evaluation and may change.

Executive Summary—Operating Performance for the Year Ended December 31, 2011

Total revenues increased 8.2% to $475.0 million from $439.1 million in 2010. Comparable restaurant sales increased 9.9% at our Pollo Tropical restaurants and increased 3.7% at our Taco Cabana restaurants. The comparable restaurant sales increase at our Pollo Tropical restaurants was due to higher customer traffic and, to a lesser extent, an increase in average check. The comparable restaurant sales increase at our Taco Cabana restaurants was driven by an increase in average check.

Restaurant operating margins were negatively impacted in 2011 by higher food costs at each of our restaurant brands as cost of sales, as a percentage of total restaurant sales, increased 1.4% to 32.3% compared to 2010. Commodity cost increases were partially offset by menu price increases taken later in 2010 and in 2011. As a percentage of total restaurant sales, restaurant wages and related expenses decreased to 27.3% in 2011 from

28.0% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs. Operating margins were also favorably impacted by lower utility costs which, as a percentage of total restaurant sales, decreased to 3.5% in 2011 from 3.9% in 2010, and the effect of higher sales volumes on fixed operating costs including rent.

General and administrative expenses increased to $37.5 million from $32.9 million in 2010 due primarily to higher administrative bonus accruals, higher stock-based compensation expense and our allocated portion of the costs and related expenses incurred by Carrols in connection with our planned spin-off.

Total interest expense increased $4.1 million to $24.0 million in 2011 due to our refinancing activities in the third quarter which included our issuance of the Fiesta Notes.

Our effective income tax rate decreased to 32.7% in 2011 from 34.8% in 2010 due primarily to an increase in employment related tax credits in 2011.

As a result of the above, net income in 2011 increased to $9.5 million compared to $7.0 million in 2010.

Results of Operations

The following table sets forth, for the years ended December 31, 2011, 2010 and 2009, selected operating results as a percentage of consolidated restaurant sales:

	Year Ended December 31,
	2011	2010	2009
Restaurant sales:
Pollo Tropical	44.0%	42.5%	41.0%
Taco Cabana	56.0%	57.5%	59.0%

Total restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	32.3%	30.9%	30.7%
Restaurant wages and related expenses	27.3%	28.0%	27.9%
Restaurant rent expense	3.6%	3.8%	4.1%
Other restaurant operating expenses	13.1%	13.7%	14.0%
Advertising expense	3.4%	3.5%	3.5%
General and administrative expenses	7.9%	7.5%	7.5%

Fiscal 2011 Compared to Fiscal 2010

In 2011, we opened two new Pollo Tropical restaurants and four new Taco Cabana restaurants. During the same period we closed two Pollo Tropical restaurants and one Taco Cabana restaurant.

Restaurant Sales. Total restaurant sales in 2011 increased 8.2% to $473.2 million from $437.5 million in 2010.

Pollo Tropical restaurant sales increased 11.9% to $208.1 million due primarily to an increase in comparable restaurant sales of 9.9% resulting from an increase in customer traffic of approximately 8.0% and a 1.9% increase in average check. The effect of menu price increases in 2011 was 1.5%. In addition, four restaurants opened since the beginning of 2010 contributed $5.9 million in additional sales in 2011.

Taco Cabana restaurant sales increased 5.4% to $265.1 million due primarily to a 3.7% increase in comparable restaurant sales resulting from an increase in average check of 4.4% compared to 2010. The effect of menu price increases in 2011 was 2.9%. In addition, five restaurants opened since the beginning of 2010 contributed $5.6 million in additional sales in 2011.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales increased to 33.4% in 2011 from 32.3% in 2010 due primarily to higher commodity prices (1.4%) including chicken (0.8%), and fuel surcharges, partially offset by favorable menu item sales mix shifts and the effect of menu price increases. Pollo Tropical restaurant wages and related expenses decreased to 23.6% in 2011 from 24.7% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs and by lower workers compensation claim costs (0.5%). Pollo Tropical other restaurant operating expenses decreased to 12.5% in 2011 from 13.0% in 2010 due primarily to lower real estate taxes (0.3%), lower utility costs and the effect of higher sales volumes on other fixed operating costs. Pollo Tropical advertising expense was 2.8% in both 2011 and 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 31.4% in 2011 from 29.9% in 2010 due primarily to higher commodity prices (2.1%) including beef fajita price increases (0.9%), partially offset by the effect of menu price increases taken since the beginning of 2010. Taco Cabana restaurant wages and related expenses decreased to 30.2% in 2011 from 30.5% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs and lower medical claim costs (0.3%). Taco Cabana other restaurant operating expenses decreased to 13.5% in 2011 from 14.3% in 2010 due primarily to lower utility costs (0.4%), the reduction of operating supply costs and the effect of higher sales volumes on other fixed operating costs. Taco Cabana advertising expense decreased slightly to 4.0% in 2011 from 4.1% in 2010.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.6% in 2011 from 3.8% in 2010 due primarily to the effect of sales increases at our restaurants on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $4.6 million in 2011 to $37.5 million and, as a percentage of total restaurant sales, increased to 7.9% from 7.5% in 2010 due in part to an increase of $1.2 million in performance-based administrative bonus accruals and higher allocated stock-based compensation expense of $0.7 million. General and administrative expenses included total allocated Carrols’ corporate expenses for executive management, information systems and certain accounting, legal and other administrative functions of $11.0 million and $9.1 million for 2011 and 2010, respectively, including costs and related expenses of $0.9 million incurred in connection with our planned spin-off.

Adjusted Segment EBITDA. As a result of the factors above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $35.6 million in 2011 from $30.1 million in 2010. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $26.8 million in 2011 from $27.3 million in 2010.

Depreciation and Amortization. Depreciation and amortization expense increased to $19.5 million in 2011 from $19.1 million in 2010 due primarily from our capital expenditures in 2011 of $22.9 million.

Impairment and Other Lease Charges. In 2011 we recorded total impairment and other lease charges of $2.7 million which included other lease charges of $1.2 million associated with five closed Pollo Tropical restaurants, $0.2 million of lease charges for two closed Taco Cabana restaurants and a $1.3 million impairment charge for an underperforming Pollo Tropical restaurant.

In 2010 we recorded total impairment and other lease charges of $6.6 million which included impairment charges of $3.9 million for four underperforming Pollo Tropical restaurants and $1.4 million for two underperforming Taco Cabana restaurants. We also recorded other lease charges of $0.7 million for non-operating Pollo Tropical restaurant properties and $0.5 million for non-operating Taco Cabana restaurant properties.

Interest Expense. Total interest expense increased $4.1 million to $24.0 million in 2011 due primarily to higher debt balances resulting from our refinancing in the third quarter of 2011. Interest expense on lease financing obligations increased to $11.3 million in 2011 from $10.9 million in 2010.

Provision for Income Taxes. The effective tax rate for 2011 decreased to 32.7% from 34.8% in 2010 due primarily from higher Work Opportunity Tax Credits and the HIRE act retention tax credit in 2011.

Net Income. As a result of the foregoing, net income was $9.5 million in 2011 compared to $7.0 million in 2010.

Fiscal 2010 (52 Weeks) Compared to Fiscal 2009 (53 weeks)

In 2010 we opened two new Pollo Tropical restaurants and one new Taco Cabana restaurant. In 2010 we also closed two Pollo Tropical restaurants and two Taco Cabana restaurants. The 2010 fiscal year contained 52 weeks compared to 53 weeks in 2009. The effect of the additional week in 2009 resulted in additional restaurant sales of $7.2 million, operating income of approximately $1.7 million and net income of approximately $1.1 million.

Restaurant Sales. Total restaurant sales increased in 2010 to $437.5 million from $430.5 million in 2009, which included $7.2 million of additional restaurant sales from the additional week in 2009. On a comparable 52 week basis, restaurant sales increased 3.4%.

Pollo Tropical restaurant sales were $186.0 million and increased $9.5 million in 2010, net of a $2.9 million decrease from one less week than in 2009. On a comparable 52 week basis, Pollo Tropical restaurant sales increased 7.2% due to an increase in comparable restaurant sales of 7.4% attributable to higher customer traffic. There were no menu price increases in 2010. The average check in 2010 at our Pollo Tropical restaurants decreased 3.0% which reflected the effect of menu mix changes and product promotions.

Taco Cabana restaurant sales were $251.5 million and decreased $2.5 million in 2010, including a $4.3 million decrease from one less week in 2009. On a comparable 52 week basis, Taco Cabana restaurant sales increased 0.7% due primarily to an increase in comparable restaurant sales in 2010 of 0.3% attributable to higher customer traffic. The effect of menu price increases taken in 2010 was approximately 1.2% in 2010 although our average check at our Taco Cabana restaurants decreased 0.9% in 2010 compared to 2009 reflecting the effect of menu mix changes and product promotions.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales decreased to 32.3% in 2010 from 33.0% in 2009 due primarily to lower commodity prices (0.3%), including lower rice and chicken prices, and higher margins on new menu items compared to the prior year, partially offset by higher promotional discounting. Pollo Tropical restaurant wages and related expenses decreased to 24.7% in 2010 from 24.9% in 2009 due primarily to the effect of higher sales volumes on fixed labor costs partially offset by higher workers compensation claim costs (0.2%). Pollo Tropical other restaurant operating expenses decreased to 13.0% in 2010 from 13.8% in 2009 due primarily to lower utility costs (0.8%) and the effect of higher sales volumes on fixed operating costs, partially offset by higher repair and maintenance expenses associated with upgrading our restaurants (0.2%). Pollo Tropical advertising expense increased to 2.8% in 2010 from 2.7% in 2009 due to higher media spending in 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 29.9% in 2010 from 29.0% in 2009 due primarily to lower margins on menu item promotions in 2010 (0.5%) and higher commodity prices, including cheese and produce, (0.5%), partially offset by the effect of menu price increases in 2010. Taco Cabana restaurant wages and related expenses increased to 30.5% in 2010 from 30.0% in 2009 due primarily to the effect of wage rate increases on relatively flat sales volumes and higher workers compensation and medical claim costs (0.3%). Taco Cabana other restaurant operating expenses increased to 14.3% in 2010 from 14.2% in 2009 as higher repair and maintenance and other related costs to upgrade our restaurants were partially offset by lower utility costs (0.2%). Taco Cabana advertising expense increased slightly to 4.1% in 2010 from 4.0% in 2009.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.8% in 2010 from 4.1% in 2009 due primarily to the effect of sales increases at our Pollo Tropical restaurants on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $0.7 million in 2010 to $32.9 million and, as a percentage of total restaurant sales, were 7.5% in both 2010 and 2009.

The increase in 2010 was due to higher salary costs of $1.0 million. General and administrative expenses include total allocated Carrols’ corporate expenses for executive management, information systems, stock-based compensation expense and certain accounting, legal and other administrative functions of $10.1 million and $10.4 million for the years ended December 31, 2010 and 2009, respectively.

Adjusted Segment EBITDA. As a result of the factors set forth above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $30.1 million in 2010 from $25.3 million in 2009. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $27.3 million from $30.5 million in 2009.

Depreciation and Amortization. Depreciation and amortization expense decreased to $19.1 million from $19.7 million in 2009 due primarily to lower depreciation associated with our Taco Cabana restaurants.

Impairment and Other Lease Charges. Impairment and other lease charges were $6.6 million in 2010 compared to $2.3 million in 2009. Impairment and other lease charges in 2010 related to our Pollo Tropical restaurants were $4.7 million and included $3.2 million for three underperforming Pollo Tropical restaurants, $0.7 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant and $0.7 million in additional lease charges for non-operating Pollo Tropical properties. Impairment and other lease charges in 2010 related to our Taco Cabana restaurants were $1.9 million and included $1.1 million for an underperforming Taco Cabana restaurant, $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant and $0.5 million in additional lease charges for non-operating Taco Cabana restaurant properties.

Interest Expense. Total interest expense decreased $0.5 million to $19.9 million in 2010 from $20.4 million in 2009 due to a reduction in our total outstanding indebtedness, including amounts due to Carrols, since the beginning of 2009. Interest expense on lease financing obligations increased to $10.9 million in 2010 compared to $10.6 million in 2009.

Provision for Income Taxes. The effective tax rate for 2010 decreased to 34.8% from 37.6% in 2009 due in part to higher Work Opportunity Tax Credits in 2010 and the effect of this increase on lower consolidated pretax income in 2010 compared to 2009.

Net Income. As a result of the foregoing, net income was $7.0 million in 2010 compared to $8.4 million in 2009.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

•	restaurant operations are primarily conducted on a cash basis;

•	rapid turnover results in a limited investment in inventories; and

•	cash from sales is usually received before related liabilities for food, supplies and payroll become due.

Since 2009, our spending on new restaurant development was limited in order to utilize our free cash flow to reduce Carrols outstanding indebtedness and financial leverage as well as reduce our amounts due to Carrols, prior to our financing in August 2011. We continued to moderate new restaurant growth in 2011.

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay accrued interest and all related fees and expenses. On August 5, 2011 we sold $200 million of Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing. Excess cash generated from the financings was approximately $9.5 million, including the disbursement of funds prior to the spin-off to Fiesta Restaurant Group and Carrols LLC. In January 2012, Carrols disbursed $2.5 million of the excess cash from the financings to us and the balance to Carrols LLC.

Interest payments under our debt obligations, capital expenditures and payments related to our lease obligations represent significant liquidity requirements for us. We believe cash generated from our operations, availability of borrowing under our revolving credit facility and proceeds from any sale-leaseback transactions which we may choose to do will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

Operating activities. Net cash provided from operating activities for the years ended December 31, 2011, 2010 and 2009 was $43.2 million, $32.5 million and $33.2 million, respectively. Net cash provided by operating activities in 2011 increased $10.6 million compared to 2010 due primarily to an increase in cash of $10.6 million from changes in the components of net working capital, including deferred income taxes. Net cash provided by operating activities in the 2010 decreased $0.7 million compared to 2009 due primarily to an decrease in cash of $3.5 million from changes in the components of net working capital, including deferred tax assets.

Investing activities. Net cash used for investing activities for the years ended December 31, 2011, 2010 and 2009 was $15.1 million, $21.4 million and $17.3 million, respectively. Capital expenditures are the largest component of our investing activities and include: (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants; (3) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants; and (4) corporate and restaurant information systems, including expenditures in 2009 for new point-of-sale systems for all of our Pollo Tropical restaurants.

The following table sets forth our capital expenditures for the periods presented (in thousands):

	Pollo Tropical	Taco Cabana	Other	Consolidated
Year Ended December 31, 2011:
New restaurant development	$4,956	$7,620	$—	$12,576
Restaurant remodeling	2,547	1,888	—	4,435
Other restaurant capital expenditures (1)	2,210	2,830	—	5,040
Corporate and restaurant information systems	528	185	101	814

Total capital expenditures	$10,241	$12,523	$101	$22,865

Number of new restaurant openings	2	4		6
Year Ended December 31, 2010:
New restaurant development	$5,832	$5,550	$—	$11,382
Restaurant remodeling	1,733	4,952	—	6,685
Other restaurant capital expenditures (1)	2,326	2,852	—	5,178
Corporate and restaurant information systems	90	63	—	153

Total capital expenditures	$9,981	$13,417	$—	$23,398

Number of new restaurant openings	2	1		3
Year Ended December 31, 2009:
New restaurant development	$660	$7,129	$—	$7,789
Restaurant remodeling	510	1,534	—	2,044
Other restaurant capital expenditures (1)	1,117	2,453	—	3,570
Corporate and restaurant information systems	2,663	61	—	2,724

Total capital expenditures	$4,950	$11,177	$—	$16,127

Number of new restaurant openings	1	4		5

(1)	Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our Consolidated Financial Statements. For the years ended December 31, 2011, 2010 and 2009, these restaurant repair and maintenance expenses were approximately $10.7 million, $9.5 million and $8.9 million, respectively.

For 2012 we anticipate that total capital expenditures will range from $40 million to $45 million, although the actual amount of capital expenditures may differ from these estimates. In 2012 we plan to have opened a total of ten to twelve new Pollo Tropical and Taco Cabana restaurants. Capital expenditures for 2012 are expected to include approximately $22 million to $25 million for the development of new restaurants including the purchase of related real estate. Capital expenditures in 2012 also are expected to include expenditures of approximately $16 million to $18 million for the ongoing reinvestment in our restaurant concepts for remodeling costs and capital maintenance expenditures and approximately $2 million of other expenditures.

Investing activities also include sale-leaseback transactions related to our restaurant properties, the net proceeds from which were $7.8 million in 2011 and $3.4 million in 2010. In 2009 we also sold one non-operating property for net proceeds of $0.6 million. The net proceeds from these sales prior to August 5, 2011 were used to reduce amounts due to Carrols. In 2010 and 2009 we had expenditures related to the purchase of restaurant properties to be sold in future sale-leaseback transactions of $1.3 million and $1.7 million, respectively.

Financing activities. Net cash used for financing activities for the years ended December 31, 2011, 2010 and 2009 was $17.0 million, $12.4 million and $14.6 million, respectively. As a result of our issuance of the Fiesta Notes and the administrative services provided to us from Carrols in 2011, we made payments to Carrols of $139.0 million in 2011 and a dividend payment to Carrols of $75.5 million in the third quarter of 2011. In 2011 we deferred $7.5 million of financing costs pertaining to our financing transactions discussed above.

During the second quarter of 2011, we entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. During the third quarter of 2011 the condition that precluded sale-leaseback accounting was cured. In 2010 and 2009 we also had proceeds from lease financing obligations of $5.9 million and $4.6 million, respectively.

Net cash used for financing activities for the years ended December 31, 2010 and 2009 also included net repayments of indebtedness to Carrols of $18.0 million and $19.0 million, respectively.

Indebtedness. At January 1, 2012, we had total long-term debt outstanding (including current portion) of $324.0 million consisting of $200.0 million of Fiesta Notes, $123.0 million of lease financing obligations and $1.0 million of capital lease obligations.

New Senior Secured Revolving Credit Facility. On August 5, 2011 we entered into a new first lien senior secured credit facility providing for aggregate revolving credit borrowings of up to $25.0 million (including $10.0 million available for letters of credit). Our new senior secured credit facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the facility, and matures on February 5, 2016. Borrowings under the facility bear interest at a per annum rate, at our option, of either (all terms as defined in the senior secured credit facility):

1)	the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the senior secured credit facility), or

2)	the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the senior secured credit facility).

Our obligations under the senior secured credit facility are guaranteed by all of our material subsidiaries and are secured by a first priority lien on substantially all of our assets and those of our material subsidiaries (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The senior secured credit facility contains certain covenants, including, without limitation, those limiting our and our guarantor subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the senior secured credit facility requires us to meet certain financial ratios, including a Fixed Charge Coverage Ratio and Adjusted Leverage Ratio (all as defined under the senior secured credit facility).

Our senior secured credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any of our indebtedness having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of January 1, 2012, we were in compliance with the covenants under our senior secured credit facility. After reserving $9.4 million for letters of credit guaranteed by the facility, $15.6 million was available for borrowing at January 1, 2012.

Fiesta Notes. On August 5, 2011, we issued $200.0 million of 8.875% Senior Secured Second Lien Notes Due 2016 pursuant to an indenture dated as of August 5, 2011 governing such notes. The Fiesta Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The Fiesta Notes are guaranteed by all of our material subsidiaries and are secured by second-priority liens on substantially all of our material subsidiaries assets (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The Fiesta Notes are redeemable at our option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, we may redeem some or all of the Fiesta Notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, we may redeem up to 35% of the Fiesta Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The indenture governing the Fiesta Notes includes certain covenants, including limitations and restrictions on us and our material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of our or our material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off.

The indenture governing the Fiesta Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the Fiesta Notes and the indenture if there is a default under any of our indebtedness having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. We were in compliance as of January 1, 2012 with the restrictive covenants of the indenture governing the Fiesta Notes.

Until the consummation of the spin-off, the indenture governing the Fiesta Notes requires us to provide certain financial information and ratios for the last twelve months in this MD&A, all as defined in the indenture governing the Fiesta Notes. For the year ended December 31, 2011, Consolidated EBITDAR was $79.8 million; Consolidated EBITDA was $52.9 million; the Consolidated Lease Adjusted Secured Leverage Ratio was 5.22x; and the Consolidated Fixed Charge Coverage Ratio was 1.76x.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt obligations, including interest (1)	$289,243	$18,243	$35,500	$235,500	$—
Capital lease obligations, including interest (2)	1,716	143	271	237	1,065
Operating lease obligations (3)	196,053	17,612	34,062	31,408	112,971
Lease financing obligations, including interest (4)	247,553	10,982	22,111	22,729	191,731

Total contractual obligations	$734,565	$79,038	$151,935	$289,874	$305,767

(1)	Our long term debt at January 1, 2012 included $200.0 million of Fiesta Notes. Total interest payments on our Fiesta Notes of $89.2 million for all years presented are included at the coupon rate of 8.875%.
(2)	Includes total interest of $0.7 million for all years presented.
(3)	Represents the aggregate minimum lease payments under operating leases. Many of our leases also require contingent rent based on a percentage of sales in addition to the minimum base rent and require expenses incidental to the use of the property all of which have been excluded from this table.
(4)	Includes total interest of $124.5 million for all years presented.

We have not included in the contractual obligations table payments we may make for workers’ compensation, general liability and employee healthcare claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to self-insured employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled.

Long-Term Debt Obligations. Refer to Note 8 of our Consolidated Financial Statements for details of our long-term debt.

Capital Lease and Operating Lease Obligations. Refer to Note 6 of our Consolidated Financial Statements for details of our capital lease and operating lease obligations.

Lease Financing Obligations. Refer to Note 9 of our Consolidated Financial Statements for details of our lease financing obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses and energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the “Significant Accounting Policies” footnote in the notes to our Consolidated Financial Statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our company-owned and operated restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of accrued occupancy costs, insurance liabilities, the valuation of goodwill and intangible assets for impairment, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Accrued occupancy costs. We make estimates of accrued occupancy costs pertaining to closed restaurant locations on an ongoing basis. These estimates require assessment and continuous evaluation of a number of factors such as the remaining contractual period under our lease obligations, the amount of sublease income we are able to realize on a particular property and estimates of other costs such as property taxes. Differences between actual future events and prior estimates could result in adjustments to these accrued costs. Total accrued occupancy costs pertaining to closed restaurant locations was $2.2 million at December 31, 2011.

Insurance liabilities. We are insured for workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. At December 31, 2011, we had $4.2 million accrued for these insurance claims. We record insurance liabilities based on historical and industry trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are estimates and assumptions inherent in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical trends or the severity of the claims, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Evaluation of Goodwill. We must evaluate our recorded goodwill for impairment on an ongoing basis. We have elected to conduct our annual impairment review of goodwill assets at December 31. Our review at December 31, 2011 indicated there was no impairment as of that date. In reviewing goodwill for impairment, we compare the net book values of our reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employ a combination of a discounted cash flow analysis and a market-based approach. Assumptions include our anticipated growth rates and the weighted average cost of capital. The results of these analyses are corroborated with other value indicators where available, such as comparable company earnings multiples. This annual evaluation of goodwill requires us to make estimates and assumptions to determine the fair value of our reporting units including projections regarding future operating results and market values. We had two reporting units with goodwill balances as of our most recent measurement date. The fair value exceeded the carrying value of our respective reporting units by almost 70% for our Pollo Tropical restaurants and more than 50% for our Taco Cabana restaurants. These estimates may differ from actual future events and if these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-lived Assets. We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets to their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, including our ability to sell the related assets and market conditions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Lease Accounting. Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether or not clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

Effects of New Accounting Standards

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We are evaluating the impact of this guidance on our annual testing for goodwill impairment in 2012.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) to present items of net income and other comprehensive income in one continuous statement; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective as of the beginning of a fiscal year that begins after December 15, 2011. Early adoption is permitted, but full retrospective application is required. We are evaluating which alternative we will choose upon adoption.

Forward-Looking Statements

This MD & A contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words “may,” “might,” “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope”, “plan” or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected or implied in the forward-looking statements. We have identified significant factors that could cause actual results to differ materially from those stated or implied in the forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following, in addition to other risks and uncertainties discussed herein:

•	The effect of the spin-off of our Company;

•	The potential tax liability associated with the proposed spin-off of our Company;

•	Increases in food costs;

•	Competitive conditions;

•	Regulatory factors;

•	Environmental conditions and regulations;

•	General economic conditions, particularly in the retail sector;

•	Weather conditions;

•	Increases in commodity costs;

•	Fuel prices;

•	Significant disruptions in service or supply by any of our suppliers or distributors;

•	Changes in consumer perception of dietary health and food safety;

•	Labor and employment benefit costs;

•	The outcome of pending or future legal claims or proceedings;

•	Our ability to manage our growth and successfully implement our business strategy;

•	Risks associated with the expansion of our business;

•	Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•	The risk of an act of terrorism or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity; and

•

Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. We are exposed to market risk associated with fluctuations in interest rates, primarily limited to our senior secured credit facility, which is currently undrawn. Borrowings under the senior secured credit facility bear interest at a per annum rate, at our option, of either (all terms as defined in the senior secured credit facility):

1)	the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the senior secured credit facility); or

2)	the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the senior secured credit facility).

Commodity Price Risk. We purchase certain products which are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although many of the products purchased are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements have been negotiated in advance to minimize price volatility. Where possible, we use these types of purchasing techniques to control costs as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting our menu pricing. However, long-term increases in commodity prices may result in lower restaurant-level operating margins.